Exhibit 99.1
Merrill Lynch & Co., Inc.
Reconciliation of “Non-GAAP” Measures
Merrill Lynch adopted Statement of Financial Accounting Standards No. 123 (as revised in 2004) for stock-based employee compensation during the first quarter 2006. Additionally, as a result of a comprehensive review of the retirement provisions in its stock-based compensation plans, Merrill Lynch also modified the retirement eligibility requirements of existing stock awards in order to facilitate transition to more stringent retirement eligibility requirements for future stock awards. These modifications and the adoption of the new accounting standard required Merrill Lynch to accelerate the recognition of compensation expenses for affected stock awards, resulting in the “one-time compensation expenses.” These changes represent timing differences and are not economic in substance. Management believes that while the results excluding the one-time expenses are considered “non-GAAP” measures, they depict the operating performance of the company more clearly and enable more appropriate period-to-period comparisons.
Preliminary Unaudited Earnings Summary

(dollars in millions, except per share amounts)

	For the Three Months Ended March 31, 2006

	Excluding the Impact of	First Quarter Impact of
	One-time Compensation	One-time
	Expenses	Compensation Expenses	GAAP Basis

Net Revenues	$7,962	$-	$7,962

Non-Interest Expenses
Compensation and benefits	3,991	1,759	5,750
Non-compensation expenses	1,619	-	1,619

Total Non-Interest Expenses	5,610	1,759	7,369

Earnings Before Income Taxes	2,352	(1,759)	593
Income Tax Expense	700	(582)	118

Net Earnings	$1,652	$(1,177)	$475

Preferred Stock Dividends	$43	$-	$43

Net Earnings Applicable to Common Stockholders	$1,609	$(1,177)	$432

Earnings Per Common Share
Basic	$1.83	$(1.34)	$0.49
Diluted	$1.65	$(1.21)	$0.44
Average Shares Used in Computing Earnings Per Common Share
Basic	878.0	5.7	883.7
Diluted	975.4	5.7	981.1

Financial Ratios

(dollars in millions)	For the Three Months Ended March 31, 2006

	Excluding the Impact
	of One-time
	Compensation Expenses	GAAP Basis

Compensation and benefits(a)	$3,991	$5,750
Net Revenues(b)	7,962	7,962
Ratio of compensation and benefits to net revenues(a)/(b)	50.1%	72.2%

Income Tax Expense(a)	$700	$118
Earnings Before Income Taxes(b)	2,352	593
Effective Tax Rate(a)/(b)	29.8%	19.9%

Earnings Before Income Taxes(a)	$2,352	$593
Net Revenues(b)	7,962	7,962
Pre-tax Profit Margin(a)/(b)	29.5%	7.4%

Average Common Equity	$33,800	$33,800
Average impact of one-time compensation expenses	(145)	-

Average Common Equity(a)	33,655	33,800
Annualized Net Earnings Applicable to Common Stockholders(b)	6,436	1,728
Annualized Return on Average Common Equity(b)/(a)	19.1%	5.1%

Business Segment Data

(dollars in millions)	For the Three Months Ended

	March 31,	April 1,
	2006	2005	% Inc/ (Dec)

Global Markets & Investment Banking
Total net revenues(a)	$4,553	$3,317	37%
Pre-tax earnings	212	1,124	(81)
Impact of one-time compensation expenses	1,369	-	N/M

Pre-tax earnings excluding one-time compensation expenses(b)	1,581	1,124	41
Pre-tax profit margin	4.7%	33.9%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	34.7%	33.9%

Global Private Client
Total net revenues(a)	$2,939	$2,603	13
Pre-tax earnings	365	510	(28)
Impact of one-time compensation expenses	281	-	N/M

Pre-tax earnings excluding one-time compensation expenses(b)	646	510	27
Pre-tax profit margin	12.4%	19.6%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	22.0%	19.6%

Merrill Lynch Investment Managers
Total net revenues(a)	$570	$413	38
Pre-tax earnings	113	127	(11)
Impact of one-time compensation expenses	109	-	N/M

Pre-tax earnings excluding one-time compensation expenses(b)	222	127	75
Pre-tax profit margin	19.8%	30.8%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	38.9%	30.8%

N/M = Not Meaningful